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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

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                                     SCHEDULE 13D
                                    (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 (AMENDMENT NO.  4)
                              PHP Healthcare Corporation
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                                   (Name of Issuer)


                       Common Stock, par value $.01 per share
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                            (Title of Class of Securities)


                                      693344103
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                                    (CUSIP Number)


                     Arnold L. Wadler, Esq., Metromedia Company,
              One Meadowlands Plaza, East Rutherford, New Jersey  07073
                                    (201) 531-8050
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    August 7, 1998
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d1-(f) or 13d-1(g), check the following box U.


                            (Continued on following pages)

                                 (Page 1 of _ Pages)
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CUSIP No.  693344103                 13D                PAGE _____OF______PAGES
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John W. Kluge
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                       (b) /X/


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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                               / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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                    7    SOLE VOTING POWER

                         1,625,000
NUMBER OF           -----------------------------------------------------------
  SHARES            8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                0
   EACH             -----------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                         1,625,000
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                    10   SHARED DISPOSITIVE POWER

                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,625,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%
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14   TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                     INTRODUCTION

     This Amendment No. 4 (the "Amendment") amends and supplements the Schedule 13D originally filed on May 12, 1997 (as amended and supplemented by Amendments No. 1, 2 and 3 thereto, the "Statement") by John W. Kluge with respect to the shares of common stock, $.01 par value (the "Common Stock"), of PHP Healthcare Corporation, a Delaware corporation (the "Issuer").

ITEM 1.   SECURITY AND ISSUER
          This Amendment No. 4 to the Statement relates to the Common Stock. The principal executive offices of the Issuer are 11440 Commerce Park Drive, Reston, Virginia 20191.

ITEM 2.   IDENTITY AND BACKGROUND.
          This Amendment No. 4 to the Statement is being filed by John W. Kluge, as beneficial owner of the Common Stock of the Issuer held by Chase Manhattan Bank & John W. Kluge, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (the "Trust"), a grantor trust of which Mr. Kluge is the beneficial owner. Mr. Kluge's business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, New Jersey 07073. His principal occupation is Chairman, President and Chief Executive Officer of Metromedia Company, a Delaware general partnership. During the past five years, Mr. Kluge has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          See Item 3 of Amendment No. 3

ITEM 4.   PURPOSE OF TRANSACTION(S).
          Item 4 of the Statement is hereby amended and supplemented by adding the following:

          Following the approval by the Board of Directors of the Issuer of the acquisition by Mr. Kluge and the Trust of an additional 575,000 shares of Common Stock, on August 7, 1998 Mr. Kluge and the Trust entered into a Stockholder Voting Agreement dated as of July 31, 1998 (the "Voting Agreement") with the Issuer. Pursuant to the



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          Voting Agreement, Mr. Kluge has agreed that all shares of Common
          Stock acquired by him, or his affiliates or associates, after the date of the Agreement, would be voted, at Mr. Kluge's or such holders' option, either in accordance with the recommendation of the Issuer's Board of Directors or pro rata in the same manner and proportion as the votes cast by the other stockholders.

          Mr. Kluge and the Trust also agreed not to, directly or indirectly, sell, lend, transfer or otherwise dispose of any of their shares of Common Stock (or agree to do so) to any person which, to their knowledge and after taking into account such sale, would result in the transferee beneficially owning more than five percent (5%) of the outstanding Common Stock; provided, however, that Mr. Kluge and the Trust may sell, lend, transfer or otherwise dispose of shares of Common Stock in any brokerage transaction in which the identity of the buyer is unknown or to any Permitted Transferee (as defined) that agrees to be bound by the terms of the Agreement pursuant to a written instrument in form and substance acceptable to the Issuer.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.
          Item 5 of the Statement is hereby amended and supplemented by deleting the information set forth therein in its entirety and substituting in lieu thereof the following:

          John W. Kluge is the beneficial owner of 1,625,000 shares of Common Stock which are directly owned by the Trust of which he is beneficial owner. This amount constitutes approximately 14.9% of the outstanding shares of Common Stock as of June 24, 1998, based upon the Issuer's Registration Statement on Form S-3 filed on June 10, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.
          See Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          Exhibits 1,2 and 3 listed below have been filed with the original Statement filed on May 12, 1997 and are incorporated herein by reference thereto.

               EXHIBIT 1: Stock Purchase Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A



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          DTD 5/30/84 As Amended made by and for John W. Kluge

               EXHIBIT 2: Stock Purchase Agreement dated as of May 2, 1997 between Charles H. Robbins and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

               EXHIBIT 3: Registration Rights Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

               EXHIBIT 4: Stockholder Voting Agreement, dated as of July 31, 1998, by and among John W. Kluge, Chase Manhattan Bank and John
          W. Kluge Trustees U/A Dated May 30, 1984 As Amended By and For John
          W. Kluge and PHP Healthcare Corporation, a Delaware corporation.



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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:      August 20, 1998

                                   /s/ John W. Kluge
                                   ---------------------------
                                   John W. Kluge, Trustee





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                                    EXHIBIT INDEX

Exhibit        Description

   1. Stock Purchase Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (incorporated by reference to Exhibit 1 to the Reporting Person's original Schedule 13D filed on May 12, 1997).

   2.          Stock Purchase Agreement dated as of May 2, 1997 between Charles
               H. Robbins and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (incorporated by reference to Exhibit 2 to the Reporting Person's original Schedule 13D filed on May 12, 1997).

   3. Registration Rights Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (incorporated by reference to Exhibit 3 to the Reporting Person's original Schedule 13D filed on May 12, 1997).

   4. Stockholder Voting Agreement, dated as of July 31, 1998, by and among John W. Kluge, Chase Manhattan Bank and John W. Kluge Trustees U/A Dated May 30, 1984 As Amended By and For John W. Kluge and PHP Healthcare Corporation, a Delaware corporation.